

Mail Stop 4628

October 28, 2016

Antoine J. Lafargue
Chief Executive Officer
Magellan Petroleum Corporation
1775 Sherman Street, Suite 1950
Denver, CO 80203

> **Re: Magellan Petroleum Corporation**
> **Registration Statement on Form S-4**
> **Filed October 3, 2016**
> **File No. 333-213923**

Dear Mr. Lafargue:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Prospectus Cover Page

1.   Please add the legend required by Item 501(b)(7) of Regulation S-K.

Risk Factors, page 27

2.   Please expand your risk factor titled "Tellurian Investments will be required to seek additional debt and equity financing in the future to complete the Driftwood LNG Project…" to make clear that Tellurian Investments' business does not have sufficient working capital to sustain operations for the next 12 months, which raises substantial doubt about its ability to continue as a going concern.

The Merger, page 47

Background of the Merger, page 47

3.   We note that your management and board of directors reviewed and considered various strategic alternatives before it concluded that the merger transaction with Tellurian Investments presented the best long-term solution of the alternatives considered. Please discuss if any alternatives other than sales of significant assets or the sale of the Company as a whole were considered. In this regard, we note disclosure of various alternatives discussed in your Form 10-K for the year ended December 31, 2015, in the section entitled "Strategic Repositioning of the Company" beginning on page 4.

4.   We note your disclosure on page 50 that the parties met on July 26, 2016 to discuss a revised draft of the merger agreement and continued to exchange drafts of the merger agreement until it was executed on August 2, 2016. Please expand your disclosure to provide more details regarding the deliberations and negotiations that took place among the parties.

5.   Please expand your disclosure to explain how the exchange ratio in the merger agreement was determined.

Opinion of Magellan's Financial Advisor, page 53

Opinion of Petrie Partners Securities, LLC to the Magellan Board of Directors, page 53

6.   We note the disclosure on page 54 that Tellurian Investments paid affiliates of Petrie fees in connection with a private placement. Please revise to quantify the fees paid to Petrie for these services. See Item 1015(b)(4) of Regulation M-A.

Sum-of-the-Parts Analysis of Magellan, page 55

7.   Please expand your disclosure on page 56 to include the values Petrie attributed to your principal assets for purposes of this analysis. As part of this, please also provide:
   - A summary of management's evaluation of the potential farm-out value of the NT/P82 exploration license and the potential sales value of the contingent Palm Valley bonus, reviewed to determine the value of Magellan's oil and gas assets in Australia; and
   - The values of the precedent transactions reviewed to determine the value of Magellan's oil and gas assets in the United Kingdom.

Public Market Premium Analysis of Magellan, page 56

8.   If Petrie excluded or omitted any transaction that met the criteria disclosed and was initially considered among the transactions to be used in this analysis, please disclose this and briefly explain the reasons for the exclusion(s).

9.   Please disclose the premium ranges that were selected and applied to the Company's closing prices in connection with this analysis.

Going Concern Analysis of Tellurian Investments, page 57

10.   Please revise to provide a more detailed summary of this analysis. In addition, please disclose the financial and operating projections and estimates underlying this analysis.

Interests of Tellurian Investments Directors and Executive Officers in the Merger, page 60

Tellurian Investments Executive Compensation, page 61

11.   Please the file the employment agreements of the individuals who will serve as executive officers of the combined company. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Merger Agreement, page 70

Officers of the Combined Company, page 77

12.   Although you disclose a wide breadth of experience for most of the individuals listed in this section, a number of the biographical sketches are unclear with regard to the most recent five years of business experience, including positions held during that time. In particular, please revise the sketches for Messrs. Houston, Daniels and Bock to eliminate any gaps or ambiguities regarding their experience during that timeframe. See Item 401(e) of Regulation S-K.

Proposed Directors of the Combined Company, page 78

13.   Please revise the biographical sketches for the proposed directors to briefly discuss why such persons are qualified to be directors. See Item 401(e) of Regulation S-K.

Pro Forma Beneficial Ownership of Magellan Upon Completion of the Merger, page 96

14.   We note your disclosure in footnote (4) to the ownership table that voting rights of Souki Family Trust "are controlled by certain beneficiaries of the trust, all of whom are

members of the Souki family." Please revise to disclose the members of the Souki family who exercise sole or shared voting and/or dispositive power with respect to the shares held in the name of the trust. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Where You Can Find More Information, page 105

15. It appears you are using General Instruction B.1.a. of Form S-4 to incorporate certain information by reference even though you do not meet the $75 million aggregate market value requirement of General Instruction I.B.1. of Form S-3. Please refer to the instructions and item requirements of Form S-4 regarding incorporation of information by reference and revise the filing accordingly to clarify that you will deliver the prospectus together with your latest annual report on Form 10-K.

Historical Condensed Consolidated Financial Statements of Tellurian Investments Inc.

Notes to Financial Statements, page F-6

Note 4. Transactions with Related Parties, page F-12

16. We note the disclosure on page F-12 regarding certain ongoing agreements pursuant to which Tellurian Investments provides general administrative and management services to certain related parties. Please explain if the combined company will continue to provide these services, and if so, please file such contracts pursuant to Item 601(b)(10) of Regulation S-K as material contracts given that Tellurian Investments currently has no other revenue streams.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page F-40

Notes to the Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page F-49

Pro Forma Adjustments, page F-49

17. Revise the calculation of estimated fair value of consideration to be transferred in adjustment (j) to use the most recent trading price of Magellan Petroleum Corporation's common stock.

18. In the reconciliation of the combined company's common stock outstanding following the merger on page F-52, the number of Magellan Petroleum common shares outstanding as of June 30, 2016 is presented as 5,880,000 shares. However, according to Magellan

Petroleum's financial statements as filed on Form 10-K as of June 30, 2016, 6,972,023 common shares were issued and outstanding. Revise your calculation or reconcile the difference in shares outstanding.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration of the effective date of the pending registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Buskirk, Staff Accountant, at (202) 551-3717 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: John Elofson, Esq.
        Davis Graham & Stubbs LLP